UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                           LITTLE SWITZERLAND, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                 537528101
                                (CUSIP Number)


                        -------------------------------

                               MR. MARK B. BAKAR
                            VALUEVEST PARTNERS L.P.
                               1 SANSOME STREET
                                  39TH FLOOR
                           SAN FRANCISCO, CA  94104
                                (415) 288-2460
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)


                        -------------------------------

                                 JULY 26, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




PAGE

                                       SCHEDULE 13D


CUSIP NO.  537528101                                         PAGE 2 OF 5 PAGES


       1        NAME OF REPORTING PERSON;  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                ValueVest Partners L.P.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)  <checked-box>
                                                                                (B)  <square>
       3        SEC USE ONLY

       4        SOURCE OF FUNDS*
                OO

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) <square>

       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Organized as a limited partnership in California

                                          7       SOLE VOTING POWER   395,300 common shares


             NUMBER OF
              SHARES                      8       SHARED VOTING POWER  0
           BENEFICIALLY
             OWNED BY
               EACH
             REPORTING
              PERSON                      9       SOLE DISPOSITIVE POWER   395,300 common shares
               WITH


                                          10      SHARED DISPOSITIVE POWER   0


      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                395,300 common shares

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    NO   <square>

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     4.67%

      14        TYPE OF REPORTING PERSON*     PN

                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                                       SCHEDULE 13D


CUSIP NO.  537528101                                         PAGE 3 OF 5 PAGES


       1        NAME OF REPORTING PERSON;  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Donald L. Sturm

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)  <checked-box>
                                                                                (B)  <square>
       3        SEC USE ONLY

       4        SOURCE OF FUNDS*
                PF

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) <square>

       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

                                          7       SOLE VOTING POWER    442,100 common shares


             NUMBER OF
              SHARES                      8       SHARED VOTING POWER    0
           BENEFICIALLY
             OWNED BY
               EACH
             REPORTING
              PERSON                      9       SOLE DISPOSITIVE POWER    442,100 common shares
               WITH


                                          10      SHARED DISPOSITIVE POWER    0


      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                442,100 common shares

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  NO <square>

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.22%

      14        TYPE OF REPORTING PERSON*  IN

                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                              AMENDMENT NO. 1 TO SCHEDULE 13D


      This Amendment No. 1, which is being filed jointly by ValueVest Partners L.P. ("ValueVest") and Donald L. Sturm ("Sturm") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed jointly by the Reporting Persons with the Commission on May 5, 1997 (the "Statement"), by adding a new second paragraph to "Item 4. Purpose of the Transaction," which states the following:

      On July 14, 1997, Sturm filed with the Issuer a Notice of Nomination in which he nominated himself and Richard C. Hunter as candidates for election to the Board of Directors of the Issuer. On July 26, 1997, the Issuer sent Sturm a letter stating that he had not complied with the procedures required under the Bylaws of the Issuer in order to make a valid director nomination, because the Issuer's transfer agent had confirmed that Sturm was not, as of the date of the Notice of Nomination, and is not currently, a record stockholder of the Issuer. Sturm's shares are held in his account with the Bank of Cherry Creek, N.A. - Trust Department, Denver, Colorado 80207.


                                       4
PAGE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                           Date:  August 4, 1997

                                           VALUEVEST PARTNERS L.P.


                                           By: ValueVest Management Company, LLC
                                               its General Partner

                                               By:/S/ MARK B. BAKAR
                                                  ------------------------------
                                               Name: Mark B. Bakar
                                               Title: President



                                           /S/ DONALD L. STURM
                                           -------------------------------------
                                           Donald L. Sturm